Exhibit 99.6
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
September 3, 2008

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum Partners
(886) 2-2712-2558	(310) 785-0810
ASIA PACIFIC WIRE & CABLE
PROVIDES FURTHER NOTICE OF ITS 2008 ANNUAL GENERAL MEETING
NEW YORK, NY – September 3, 2008 – Asia Pacific Wire & Cable Corporation Limited (OTCBB: AWRCF) (the “Company”) would like to remind its shareholders of its upcoming annual general meeting to be held on Monday, September 8, 2008 at 9:00 a.m. (New York time) / 9:00 p.m. (Taipei time) at its principal executive offices located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC. The annual general meeting was previously announced, along with the record date, in a press release dated July 23, 2008.
All shareholders as of the record date, July 28, 2008, are invited to attend the meeting and vote their shares. Teleconference access will be provided for shareholders who are not able to attend the annual general meeting in person. A formal notice, which includes dial-in information for the teleconference, and a proxy statement were sent to shareholders of the Company on or about August 8, 2008. Shareholders may also contact Michael Mandelbaum, the Company’s investor relations representative, at (310) 785-0810 or michael@mandelbaumpartners.com, for the dial-in information for the teleconference.
The matters to be considered at the annual general meeting include (i) the election of directors, (ii) an increase in the Company’s share capital and (iii) the confirmation of the appointment of auditors for the 2008 fiscal year.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.
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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.